Exhibit 99.3

EXECUTION VERSION

May 27, 2024

Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, Ontario L6J 2X1
Canada

and

Liberty Development Energy Solutions B.V.
354 Davis Road, Suite 100
Oakville, Ontario L6J 2X1
Canada

Attention:	Christopher Huskilson
Chief Executive Officer

Copy:	Jennifer Tindale
Chief Legal Officer

Michael J. Aiello
David Avery-Gee
Matthew J. Gilroy
Naomi Munz
Weil, Gotshal & Manges LLP

Dear Mr. Huskilson:

Reference is made to that certain transaction agreement (the “Transaction Agreement”) entered into on or about the date hereof by Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales (the “Company”) with California Buyer Limited, a private limited company incorporated in England and Wales (“Bidco”), pursuant to which Bidco will acquire the entire issued and to be issued share capital of the Company by means of a court-sanctioned scheme of arrangement (the “Scheme of Arrangement”). Capitalized terms used but not defined herein have the respective meanings given to them in the Transaction Agreement. As used herein and as the context permits, the term “AQN” shall mean Algonquin Power & Utilities Corp. and its applicable subsidiaries.

In connection with the Scheme of Arrangement and the transactions contemplated by the Transaction Agreement, Algonquin Power & Utilities Corp. and the Company agree as follows:

1.
The Company shall use commercially reasonable efforts to cooperate, as reasonably requested by AQN and at AQN’s sole cost and expense, with respect to (a) providing information to support to AQN in determining the quantum of any Tax liability which becomes due to any Taxing Authority in connection with the disposition of Company Shares held by AQN, including but not limited to providing support to AQN in finalizing the Canadian surplus study and excluded property analysis; (b) preparing and filing any Tax Return and amended Tax Return of AQN; and (c) any audit, examination, assessment, litigation or other proceeding of AQN initiated by or against any Taxing Authority with respect to the disposition of Company Shares held by AQN. Such cooperation shall include the reasonable retention and (upon AQN’s request) the provision of records and information that are reasonably available and relevant to any such audit, litigation or other proceeding related to taxation for the disposition of Company Shares held by AQN and making senior employees reasonably available (on reasonable notice and during normal business hours) to provide additional information and explanation of any material provided by the Company or its Representatives, provided that the parties hereto acknowledge and agree that any information or documents provided to AQN pursuant to this paragraph shall constitute Confidential Information under, and remain subject to the terms of, that certain Mutual Confidentiality Agreement entered into by and between the Company and AQN on February 1, 2019, and amended on April 3, 2023.

2.
The Company shall promptly and reasonably cooperate with AQN in obtaining a “recovery of invested capital certificate” from the SUNAT (the Peruvian tax authority) prior to the Closing in order for AQN to be entitled to deduct its tax basis in the Company Shares in the calculation of the Peruvian indirect transfer capital gains tax. AQN will be responsible for all third-party costs associated with obtaining such certificate.

3.
No later than six (6) months following Closing, the Company shall acquire, or shall cause the acquisition of, all of AQN’s interest in each of Hypesol Energy Holding, S.L.U. and Logrosán Solar Inversiones Dos, S.L. for one dollar ($1.00) and on such other terms as are reasonably agreed by the Company and AQN. The Company will be responsible for all compliance, audits and reasonable and documented costs associated with such interests and the acquisition thereof by the Company; provided, however, that each party hereto shall bear its own legal and other third party fees and expenses incurred in connection therewith.

4.	AQN and the Company shall, and shall cause their respective Affiliates to, terminate each of the following agreements (the “Terminated Agreements”) effective as of the Effective Time:

a.
the Shareholders Agreement, dated March 5, 2018, by and among AQN, the Company and Abengoa-Algonquin Global Energy Solution B.V. (n/k/a Liberty Development Energy Solutions B.V.) (“Liberty”) (the “Shareholders Agreement”) which shall terminate in accordance with Clause 8.2(b)(i) therein;

b.	the Enhanced Cooperation Agreement, dated May 9, 2019, by and among AQN, the Company and Liberty (the “Enhanced Cooperation Agreement”);

c.	the ATM Plan Letter Agreement, dated August 3, 2021, by and between AQN and the Company;

d.	the Side Letter to ATM Plan Letter Agreement, dated November 8, 2021, by and among AQN, the Company and Liberty;

e.	the Right of First Offer Agreement, dated March 5, 2018, by and between AQN and the Company which shall terminate in accordance with Clause 5.2(a) therein; and

f.	the Right of First Offer Agreement, dated March 5, 2018, by and between the Company and Liberty which shall terminate in accordance with Clause 5.2(a) therein.

For the avoidance of doubt, the termination of the Terminated Agreements is subject to and conditional upon the consummation of the Transaction.

5.
AQN’s and Liberty’s obligations under Article 4 of the Shareholders Agreement and Clauses 2 and 3 of the Enhanced Cooperation Agreement shall terminate upon the earliest of: (a) the expiration of the Standstill Period (as defined in the Shareholders Agreement), (b) the termination of the Shareholders Agreement, (c) the termination of the Transaction Agreement and (d) the termination of the Voting and Transaction Support Agreement entered into on or about the date hereof by and among Bidco, AQN and Liberty (AY Holdings), B.V. (the “Support Agreement”).

6.
The Company hereby irrevocably waives AQN’s and Liberty’s obligations under Clause 3 of the Enhanced Cooperation Agreement with respect to the exercise of voting rights attached to AQN’s AY Voting Securities (as defined in the Enhanced Cooperation Agreement) solely in relation to the transactions contemplated by the Transaction Agreement, provided that, concurrently with (and as a condition to) the execution of this letter agreement, AQN and Liberty shall have executed and delivered to the Company the Support Agreement.

7.
The Company shall, from time to time at AQN’s reasonable request and in any event on an annual basis up to the fifth (5th) anniversary of the Closing Date, deliver to AQN a status report and other reasonably requested information relating to the development and/or construction of the Cedar I project located in Imperial County, California.

8.	The Company shall:

a.
keep AQN reasonably informed, during the period between the dispatch of the Scheme Documentation to the Company Shareholders and the date of the Company Shareholder Meetings, of the number of valid proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and the Company GM (with the number of valid proxy votes for, against and withheld being separately identified); and

b.
notify AQN promptly if the Company becomes aware of any concerns or issues raised by the Company Shareholders, any Persons interested (or who may become interested) in securities relating to the Company or any Third Party which may have an impact on the Transaction or the matters contemplated therein, in each case, to the extent that such concerns or issues would reasonably have the effect of preventing, materially delaying or impeding the consummation of the Transaction or the other transactions contemplated by the Transaction Agreement, and reasonably consult with, and consider in good faith the reasonable views and requests of, AQN in connection with addressing any such concerns or issues.

9.
Each of the Company and AQN acknowledge and agree that (a) the transfer restrictions set out in the General Partnership Agreement between Algonquin Power Co. (“APCo”) and Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”), dated as of May 9, 2019 (as amended, the “General Partnership Agreement”), do not apply to an indirect change of control of any of the parties to the General Partnership Agreement and (b) (1) the transfer restrictions, including the right of first refusal set out in the Shareholder Agreement between AYES Canada, APCo, AYES International UK Limited and the Company (f/k/a Atlantica Yield plc), dated as of May 24, 2019 (the “AYES Canada Shareholder Agreement”), do not apply to an indirect change of control of any of the parties to the AYES Canada Shareholder Agreement, (2) the covenant of the Company set forth in Section 3.03(c) of the AYES Canada Shareholder Agreement shall not apply following Closing, and (3) Article 124 of the Company articles of association, if and when adopted in connection with the Scheme of Arrangement, shall govern any exercise of the Exchange Options (as defined in the AYES Canada Shareholder Agreement).  Each of the Company and AQN shall procure, prior to Closing, that their relevant Subsidiary which is a party to the General Partnership Agreement and the AYES Canada Shareholder Agreement shall execute and deliver any necessary amendments to the General Partnership Agreement and the AYES Canada Shareholder Agreement to effect this paragraph, as applicable. The Company and AQN acknowledge and agree except for the amendments set out in this paragraph 9, the General Partnership Agreement and the AYES Canada Shareholder Agreement shall continue in full force and effect, including for the avoidance of doubt, following Closing.

10.
Each party hereto shall, and shall cause its Affiliates to, at the reasonable request of the other party hereto, furnish such other party such further information or assurances, execute and deliver such additional documents, instruments and conveyances, and take such other actions and do such other things, as may be reasonably necessary or appropriate to carry out the provisions of this letter agreement and give effect to the transactions contemplated hereby and pursuant to the Transaction Agreement.

11.
Except as expressly provided for in this letter agreement to the contrary, the provisions of Article 10 (other than Section 10.1) of the Shareholders Agreement shall apply to this letter agreement mutatis mutandis, provided that all notices and other communications hereunder shall be addressed to each party hereto to the addresses or electronic mail addresses set forth on Schedule A hereto or to such other address or electronic mail address as such party may hereafter specify for the purpose of providing notice to the other party hereto.

This letter agreement is executed and delivered as a deed on the date set out above.

(Signature Page Follows)

Very truly yours,

Executed as a deed by ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC acting by two directors

By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Director

By:	/s/ Michael Woollcombe
Name: Michael Woollcombe
Title: Director

[Signature Page to Letter Agreement]

ACKNOWLEDGED AND AGREED:

Executed as a deed by ALGONQUIN POWER & UTILITIES CORP. acting by its duly authorized representative

By:	/s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer

By:	/s/ Jennifer Tindale
Name: Jennifer Tindale
Title: Chief Legal Officer

Executed as a deed by LIBERTY DEVELOPMENT ENERGY SOLUTIONS B.V. acting by its duly authorized representative

By:	/s/ Dana Easthope
Name: Dana Easthope
Title: Director A

[Signature Page to Letter Agreement]

Schedule A

If to the Company, to:

Atlantica Sustainable Infrastructure plc
Great West House, GW1, 17th floor
Great West Road, Brentford, United Kingdom TW8 9DF
Attention:                Santiago Seage; Irene Hernandez
Email:                      santiago.seage@atlantica.com
irene.hernandez@atlantica.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate, London EC2N 4BQ, United Kingdom
Attention: Lorenzo Corte; Sarah Knapp
Email: lorenzo.corte@skadden.com; sarah.knapp@skadden.com

If to AQN or to Liberty, to:

Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, ON L6J 2X1
Attention: Chief Legal Officer
Email: Jennifer.Tindale@APUCorp.com

in all cases, with a copy to notices@APUCorp.com

with a copy to (which shall not constitute notice):

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Michael J. Aiello; David Avery-Gee; Matthew J. Gilroy; Naomi Munz
Tel: 212-310-8000
Email: Michael.Aiello@weil.com; David.Avery-Gee@weil.com; Matthew.Gilroy@weil.com; Naomi.Munz@weil.com